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Exhibit 12

AmerisourceBergen Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended September 30,
(in thousands, except ratios)	2011	2012	2013	2014	2015
Determination of earnings:
Income from continuing operations before income taxes	$1,117,989	$1,216,873	$824,458	$673,428	$274,149
Add:
Loss on equity investments	607	380	113	172	30,833
Fixed charges (excluding capitalized interest)	85,960	103,746	86,989	89,977	115,314
Amortization of capitalized interest	1,193	1,443	1,635	1,676	1,676

Total earnings available for fixed charges	$1,205,749	$1,322,442	$913,195	$765,253	$421,972

Fixed charges:
Interest expense	$78,329	$94,369	$75,047	$77,703	$101,986
Capitalized interest	3,367	504	—	—	—
Estimated interest portion of rent expense	7,631	9,377	11,942	12,274	13,328

Total fixed charges	$89,327	$104,250	$86,989	$89,977	$115,314

Ratio of earnings to fixed charges(1)	13.5	12.7	10.5	8.5	3.7

(1)
For purposes of computing the above ratios:

•
Earnings include warrant expense, a non-cash expense, of $90.1 million, $422.7 million and $912.7 million in the fiscal years ended September 30, 2013, 2014, and 2015, respectively.

•
Loss on equity investments includes an impairment charge of $30.6 million in fiscal 2015 related to the Company's minority interest in a pharmaceutical wholesaler in Brazil. There was no such impairment charge recorded in the fiscal years ended September 30, 2011, 2012, 2013, and 2014, respectively.

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  Exhibit 12
AmerisourceBergen Corporation Computation of Ratio of Earnings to Fixed Charges